Exhibit 99.1

H. Lundbeck A/S Ottiliavej 9 DK-2500 Valby, Copenhagen CVR number: 56759913 LEI code: 5493006R4KC2OI5D3470	Tel +45 36 30 13 11	E-mail investor@lundbeck.com www.lundbeck.com

Corporate Release

Lundbeck to acquire Alder BioPharmaceuticals – a company committed to transforming migraine treatment and prevention – in a transaction valued at up to USD 1.95 billion net of cash

•	Enhances Lundbeck’s leading portfolio of brain disease therapies with Alder’s highly complementary intravenous (IV) therapy for migraine prevention, eptinezumab

•	Eptinezumab is an investigational monoclonal antibody (mAb) for migraine prevention targeting the calcitonin gene-related peptide (CGRP) with a PDUFA action date of 21 February 2020

•	If approved, eptinezumab will be the first-to-market IV CGRP therapy for migraine prevention in the U.S.

•

Lundbeck intends to develop and launch eptinezumab worldwide; U.S. launch, anticipated in 2020, will accelerate and diversify Lundbeck’s revenue growth, consistent with the strategy announced in February 2019

•	The acquisition will further enhance Lundbeck’s antibody process and development capabilities

•	Funding will be through existing cash resources and bank financing

Valby, Denmark and Bothell, Washington, USA, 16 September 2019 - H. Lundbeck A/S (Lundbeck) and Alder BioPharmaceuticals (NASDAQ: ALDR) (Alder) today announced a definitive agreement for Lundbeck to acquire Alder. Under the terms of the agreement, Lundbeck will commence a tender offer for all outstanding shares of Alder, whereby Alder stockholders will be offered an upfront payment for USD 18.00 per share in cash, along with one non-tradeable Contingent Value Right (CVR) that entitles them to an additional USD 2.00 per share upon approval of eptinezumab by the European Medicines Agency (EMA), representing a total potential consideration of USD 20.00 per share. The transaction is valued at up to USD 1.95 billion (approximately DKK 13 billion) net of cash, on a fully diluted basis.

Alder is a clinical-stage biopharmaceutical company committed to transforming migraine treatment through the discovery, development and commercialization of novel therapeutic antibodies. Through this acquisition, Lundbeck will continue to expand the range of brain diseases for which the company brings its leading and best-in-class therapies to patients. In addition, by acquiring Alder, Lundbeck will further enhance its capabilities to deliver future biological innovations in brain diseases.

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Alder is developing eptinezumab for the preventive treatment of migraine in adults. Eptinezumab is an investigational monoclonal antibody (mAb) that is administered as a quarterly 30-minute IV infusion. Eptinezumab was designed for immediate and complete bioavailability with high specificity and strong binding for suppression of calcitonin gene-related peptide (CGRP), a neuropeptide believed to play a key role in mediating and initiating migraines. If approved by the U.S. Food and Drug Administration (FDA), it will be the first IV CGRP therapy for migraine prevention. Alder is also developing ALD1910, a mAb designed to inhibit pituitary adenylate cyclase-activating polypeptide (PACAP) for migraine prevention. Eptinezumab, together with ALD1910, will help establish Lundbeck as an emerging leader in migraine and other pain syndromes.

Alder submitted a Biologics License Application (BLA) to the FDA for eptinezumab in February 2019 and the FDA has set a Prescription Drug User Fee Act (PDUFA) action date of 21 February 2020. Lundbeck expects to submit eptinezumab for approval to regulatory authorities in the European Union during 2020, followed by submissions for approval in other regions around the world including China and Japan.

Strategic benefits

The proposed transaction is anticipated to significantly strengthen Lundbeck’s business as early as 2020, accelerating the build of Lundbeck’s late-stage pipeline and providing access to new capabilities in the monoclonal antibody field. The addition of eptinezumab will expand Lundbeck’s leading global brain disease franchise. Lundbeck intends to leverage its proven expertise in neuroscience, and its highly effective organization across 56 countries, to maximize the opportunity to serve patients suffering from brain diseases, including migraine.

The acquisition of Alder will support Lundbeck’s aim to deliver long-term sustainable growth and is consistent with capital allocation priorities. The transaction is expected to accelerate and diversify Lundbeck’s revenue growth with the expected U.S. launch of eptinezumab for preventive treatment of episodic and chronic migraine in 2020 and the expected expansion of indications for the product. Lundbeck will gain an early-stage antibody, ALD1910, against a separate target for migraine and other pain syndromes with the potential to leverage the expertise in migraine across a broader product offering. Lundbeck will also gain access to a team with strong monoclonal antibody expertise, accelerating Lundbeck’s capabilities in this arena. The transaction is expected to be core EPS accretive in 2023 assuming FDA approval in the first quarter of 2020 followed by regulatory approvals in other regions including Europe.

Dr. Deborah Dunsire, President and CEO of Lundbeck, commented “Alder is an excellent strategic fit for Lundbeck’s focused expertise in brain diseases and organizational capabilities. This transaction flows from our strategic intent to Expand and Invest to Grow. Migraine prevention is an attractive indication for us that leverages our specialized commercial expertise in delivering medicines for brain diseases. We expect the global launch of eptinezumab for the preventive treatment of migraine, as well as the further potential development of the product in additional indications, to accelerate Lundbeck’s growth in the coming years.”

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“As a global leader in neuroscience research with products registered in more than 100 countries and a strong network of neurology specialists, Lundbeck is the ideal partner to advance Alder’s mission of changing the treatment paradigm for migraine prevention. We believe this positions eptinezumab for a successful launch both in and outside of the United States,” said Bob Azelby, Alder’s president and chief executive officer. “Importantly, today’s news provides Alder shareholders with significant and immediate cash value, as well as the ability to benefit further once eptinezumab is approved by the EMA. Looking ahead, we expect Lundbeck will leverage Alder’s expertise in antibody development to explore additional indications for eptinezumab and continue the development of ALD1910.”

Terms, closing conditions and financing

Under the terms of the agreement, Lundbeck will commence a tender offer for all outstanding shares of Alder, whereby Alder stockholders will be offered an upfront payment for USD 18.00 per share in cash, along with one non-tradeable Contingent Value Right (CVR) of USD 2.00 per share. The upfront cash consideration represents a 79% premium to Alder’s shareholders based on the closing price on 13 September 2019 and an approximately 3% discount based on the 52-week high share price.

The non-tradeable CVR will be paid upon the approval by the European Commission of a “Marketing Authorization Application” in the European Union, through the centralized procedure. The terms of the CVR payment reflect the parties’ agreement over the sharing of potential economic upside benefits from such approval. There can be no assurance such approval will occur or that any contingent payment will be made.

Lundbeck will acquire any shares of Alder not tendered into the tender offer through a merger for the same per share consideration as will be payable in the tender offer. The merger will be effected as soon as practicable after the closing of the tender offer.

The Board of Alder has unanimously approved the transaction and Alder will file a recommendation to shareholders recommending they tender their shares to Lundbeck. The transaction is expected to close in the fourth quarter of 2019, subject to customary closing conditions, including the tender of more than 50% of all shares of Alder outstanding at the expiration of the offer and receipt of required regulatory clearances, which includes a Hart-Scott-Rodino review in the U.S. The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission.

Lundbeck expects to fund the acquisition through existing cash resources and bank financing.

Advisors

For Lundbeck, MTS Health Partners and PJT Partners are acting as the exclusive financial advisors and Baker McKenzie is acting as legal advisor in this transaction. For Alder, Centerview Partners is acting as exclusive financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Cooley LLP are acting as legal advisors.

Financial guidance

If closed, the acquisition of Alder will impact Lundbeck’s financial guidance for 2019. While the transaction is not expected to have impact on revenue in 2019, it is expected to be dilutive to both EBIT and cash flow for the year.

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In Alder’s interim report for the second quarter of 2019, the net loss for the first six months was USD 176.3 million. The company maintained its full year guidance for 2019 of net cash used in operating activities and purchases of property and equipment to be in the range of USD 285 to USD 315 million. The majority of the spend is focused on ensuring that Alder is prepared for the potential launch of eptinezumab in the first quarter of 2020, including advancing eptinezumab’s supply chain, building commercial inventory, continuing to build out Alder’s commercial footprint and other pre-launch market readiness activities.

The expected impact from the transaction on Lundbeck’s profitability in 2019 will depend on the timing of the closing of the transaction. However, on a pro forma basis assuming the transaction is closed on 1 November 2019, Lundbeck expects to incur transaction costs of approximately 200 million related to the acquisition of Alder and integration and retention costs of DKK 400-500 million. Furthermore, Lundbeck will recognize two months (on pro-forma basis) of Alder’s operating costs, which is estimated at DKK 325-400 million. Lundbeck’s guidance for core EBIT will only be impacted by the recognition of Alder’s operating costs.

As described above, the transaction is expected to close in the fourth quarter of 2019, subject to customary closing conditions. There can be no assurance that the transaction will be closed before, on or after 1 November 2019, or on any specific timeline or by and specific date, or at all.

Lundbeck confirmed the transaction is not expected to result in any change to its current dividend policy and continues to expect a pay-out ratio of 30-60% for 2019.

Conference call

Today at 10:00 am (CET), Lundbeck will be hosting a conference call for the financial community. To participate in the conference call please follow the instructions below

Use this link for webcast:

https://lundbeck.eventcdn.net/20190916/

If you prefer operator assistance to register for the call, please call in 10 minutes prior using one of these phone numbers: (No PIN code required):

DK: +45 3544 5583

UK: +44 203 1940544

US: +1 855 2692604

About the eptinezumab PROMISE clinical trial program

PROMISE-1 (PRevention Of Migraine via Intravenous eptinezumab Safety and Efficacy-1) was a phase III randomized, double-blind, placebo-controlled international trial evaluating the safety and efficacy of eptinezumab for prevention of episodic migraine. In the study, patients (n=888) were randomized to receive up to four IV doses of eptinezumab (30 mg, 100 mg or 300 mg) or placebo, administered by infusion every 12 weeks. To be eligible for the trial, patients must have experienced at most 14 headache days per month, of which at least four met the criteria for migraine.

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In June 2017, Alder announced that eptinezumab met the primary endpoints and key secondary endpoints in PROMISE-1.

•	Primary endpoint was mean change from baseline in monthly migraine days over the 12-week treatment period

•

Statistically significant reductions in monthly migraine days from a baseline average of 8.6 days to 4.3 monthly migraine days for 300 mg (p=0.0001) and 3.9 days for 100 mg (p=0.0179) compared to a 3.2 days for placebo

•	Key secondary endpoints achieved by both doses of eptinezumab were responders rates of 75% or greater at weeks 1 – 4.

•

Day 1 clinical benefit: ≥50% reduction in the proportion of patients treated with eptinezumab 100 mg or 300 mg experiencing a migraine on Day 1 post-dose, compared to a 25% reduction in patients that received placebo

•	Significant 75% responses: ~1/3 of patients treated with eptinezumab 100 mg or 300 mg achieved a ≥75% reduction in migraine days by Month 1.

•	On average of 1 in 5 patients had 100% response: no migraines in any given month

PROMISE 2 (PRevention Of Migraine via Intravenous ALD403 Safety and Efficacy 2) was a phase III, randomized, double-blind, placebo-controlled international trial evaluating the safety and efficacy of eptinezumab for chronic migraine prevention. In the study, patients (n=1,072) were randomized to receive eptinezumab (100 mg or 300 mg) or placebo, administered by infusion once every 12 weeks. To be eligible for the trial, patients must have experienced at least 15 headache days per month, of which at least eight met the criteria for migraine. Patients who participated in the trial had an average of 16.1 migraine days per month at baseline.

Alder announced that eptinezumab met the primary endpoint and all key secondary endpoints in PROMISE-2:

•	Primary endpoint was mean change from baseline in monthly migraine days over the 12-week, double-blind treatment period:

•

Statistically significant reductions in monthly migraine days from baseline: 8.2 monthly migraine days for 300 mg (p=0.0001) and 7.7 days for 100 mg (p=0.0001) compared to an average 3.2 days for placebo

•

Key secondary and other endpoints met, including reduction in the percentage of patients experiencing migraine on the day following administration and reduction of migraine prevalence days 1-28, reduction of at least 50%, 75%, and 100% from baseline in mean monthly migraine days assessed through 12 weeks, change from baseline in mean monthly acute migraine-specific medication days, and reductions from baseline in patient-reported impact scores on the Headache Impact Test (HIT-6).

•	Day One prevention: >50% reduction in migraine beginning Day One post-infusion in patients treated with eptinezumab 100 mg or 300 mg compared to 27% for placebo, p<0.0001

•	Over Months 1 through 3 after a single IV administration, 58% and 61% of patients achieved 50% or greater reduction in migraine days from baseline compared to 39% for placebo, p<0.0001

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•	Over months 1 through 3 after a single IV administration, 27% and 33% of patients achieved a 75% or greater reduction in migraine days from baseline, compared to 15% for placebo, p<0.0001

•

100% reduction in migraine days was achieved by 11% and 15% of patients with chronic migraine who were treated with eptinezumab 100 mg or 300 mg, respectively, each month, on average, for Months 1, 2, and 3, compared with 5% of patients who received placebo (post hoc, unadjusted)

•	All other pre-specified key secondary endpoints were met with statistical significance

Safety and tolerability were evaluated in the PROMISE 1 and PROMISE 2 trials. In pooled data assessment across the two trials, nasopharyngitis (swelling of the nasal passages and the back of the throat) was the only AE occurring at an incidence of 2.0% or greater than placebo, but only at the 300mg dose (8% vs. 6% for placebo). Other AEs included upper respiratory infection, nausea and urinary tract infection, arthralgia (joint pain), dizziness, anxiety and fatigue, which all occurred at a similar incidence to placebo (less than 2% difference vs. placebo) in the pooled data set.

About eptinezumab (ALD403)

Eptinezumab is an investigational monoclonal antibody (mAb) discovered and developed by Alder BioPharmaceuticals for migraine prevention. Eptinezumab was designed for 100% bioavailability delivered via quarterly 30-minute IV infusion with high specificity and strong binding for rapid, robust, and sustained suppression of CGRP.

Alder plans to initiate a phase III clinical trial evaluating eptinezumab as a treatment for acute migraine in the second half of 2019. The trial will seek to leverage eptinezumab’s immediate and complete bioavailability, with the objective of securing an indication for the acute treatment of migraine.

About ALD1910

Alder is developing ALD1910, a preclinical monoclonal antibody (mAb) designed to inhibit pituitary adenylate cyclase-activating polypeptide (PACAP) for migraine prevention. PACAP has emerged as an important signaling molecule in the pathophysiology of migraine and represents an attractive novel target for treating migraine. ALD1910 may hold potential as a migraine prevention treatment for those who have an inadequate response to other therapies and could provide another mechanism-specific therapeutic option for migraine patients and their physicians.

Good Manufacturing Practice and Investigational New Drug-enabling (IND) studies are underway.

About Migraine

Migraine is estimated to be the 2nd leading cause of Years Lived with Disability among all diseases causing disabilityi. More than 134 million are estimated to experience migraine annually. It is a disabling neurological disease characterized by recurrent episodes of moderate to severe headache accompanied by nausea, vomiting, and sensitivities to light and sound. The occurrence of migraine can be unpredictable

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with a profound impact on activities of daily living. Migraine is much more than a bad headache. According to the “Chronic Migraine in America” Surveyii:

•	93% - migraine affects their ability to work

•	89% - migraine affects their ability to maintain relationships w/ partner

•	86% - migraine affects their ability to maintain relationships w/ children

•	64% - constantly worried about disappointing people

This disease can last decades, often during what should be the most productive years of patients’ livesiii. Migraine can remit or progress to chronic migraine over time and persist as chronic migraine for years or decades, but it commonly oscillates between periods of frequent episodic and chronic migraineiv. Many of the standard of care preventive treatments for episodic and chronic migraine fail to meet the needs of most patients and most patients discontinue use within 6 months to 1 year due to lack of efficacy and/or side effectsv, vi. There is a significant need for new, effective, and well-tolerated treatment options.

About Alder BioPharmaceuticals, Inc.

Alder BioPharmaceuticals is a clinical-stage biopharmaceutical company focused on transforming migraine treatment through the discovery, development and commercialization of novel therapeutic antibodies. Alder’s lead product candidate, eptinezumab, is an investigational monoclonal antibody (mAb) delivered by infusion that inhibits the calcitonin gene-related peptide (CGRP) for the prevention of migraine. If approved by the U.S. Food and Drug Administration, it will be the first quarterly, anti-CGRP infusion therapy for migraine prevention. Alder is also developing ALD1910, a preclinical mAb that inhibits pituitary adenylate cyclase-activating polypeptide-38 (PACAP-38) for migraine prevention. For more information, please visit www.alderbio.com.

About H. Lundbeck A/S

H. Lundbeck A/S (LUN.CO, LUN DC, HLUYY) is a global pharmaceutical company specialized in brain diseases. For more than 70 years, we have been at the forefront of neuroscience research. We are tirelessly dedicated to restoring brain health, so every person can be their best.

An estimated 700 million people worldwide are living with brain diseases and far too many suffer due to inadequate treatment, discrimination, a reduced number of working days, early retirement and other unnecessary consequences. Every day, we strive for improved treatment and a better life for people living with brain diseases – we call this Progress in Mind.

Read more at www.lundbeck.com/global/about-us/progress-in-mind.

Our approximately 5,500 employees in more than 50 countries are engaged in the entire value chain throughout research, development, production, marketing and sales. Our pipeline consists of several R&D programs and our products are available in more than 100 countries. We have research centers in Denmark and California and our production facilities are located in Denmark, France and Italy. Lundbeck generated revenue of DKK 18,1 billion in 2018 (EUR 2,4 billion; USD 2,8 billion).

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For additional information, we encourage you to visit our corporate site www.lundbeck.com and connect with us on Twitter at @Lundbeck and via LinkedIn.

Notice to Investors

The tender offer (the Offer) for the outstanding common stock of Alder referred to in this company release has not yet commenced. The description contained in this company release is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lundbeck and Purchaser will file with the U.S. Securities and Exchange Commission (the SEC). The solicitation and offer to buy the common stock of Alder will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Lundbeck will file a tender offer statement on Schedule TO and thereafter Alder will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lundbeck and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. on Alder’s internet website at http://investor.alderbio.com/financial-information/sec-filings or by contacting Alder’s investor relations contact at +1 (212) 362-1200.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Lundbeck, as well as the solicitation/recommendation statement filed by Alder, Alder will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Lundbeck or Alder at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alder’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Safe Harbor/Forward-Looking Statements

This corporate release contains forward-looking information related to Lundbeck, Alder and the proposed acquisition of Alder by Lundbeck that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, anticipated royalties, earnings dilution and accretion, and growth, Lundbeck’s and Alder’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Lundbeck and Alder, Alder’s product pipeline and portfolio assets, Alder’s ability to achieve certain milestones that trigger the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary

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regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Alder’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Lundbeck’s common stock, Lundbeck’s credit ratings and/or Lundbeck’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including government-mandated price decreases for Lundbeck’s products; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the uncertainty that the milestones for the CVR payment may not be achieved in the prescribed timeframe or at all; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Lundbeck’s and Alder’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for any of Lundbeck’s or Alder’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments. Neither Lundbeck nor Alder undertakes any obligation to update these forward-looking statements (whether as a result of new information, future events or otherwise) except to the extent otherwise required by law.

A further description of risks and uncertainties relating to Alder can be found in Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://www.alderbio.com/.

These forward-looking statements are based on numerous assumptions and assessments made by Lundbeck and Alder in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other

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factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this corporate release could cause Lundbeck’s plans with respect to Alder, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in the forward-looking statements in this corporate release are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

Lundbeck contacts
Investors:	Media:
Palle Holm Olesen	Mads Kronborg
Vice president, Investor Relations	Senior director, Corp. Communication
palo@lundbeck.com	mavk@lundbeck.com
+45 30 83 24 26	+45 36 43 40 00

Alder contacts
Investors:	Media:
Sarah McCabe	Andy Brimmer / Aura Reinhard / Tanner Kaufman
Stern Investor Relations, Inc.	Joele Frank, Wilkinson Brimmer Katcher
212-362-1200	(212) 355-4449
sarah.mccabe@sternir.com

[i]	Steiner TJ, et al. J Headache Pain. 2018; 19(1): 17
ii	Chronic Migraine in America Survey Results of 3923 individuals living with migraine, 2016. Presented by migraine.com
iii	Migraine Research Foundation. Migraine Facts. http://www.migraineresearchfoundation.org/fact-sheet.html. Accessed June 17, 2017

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iv	Lipton RB, Silberstein SD. Episodic and chronic migraine headache: breaking down barriers to optimal treatment and prevention. Headache. 2015; 55(S2):103-122.
[v]	Bigal ME, Krymchantowski AV, Lipton RB. Barriers to satisfactory migraine outcomes. What have we learned, where do we Stand? Headache. 2009;49(7):1028–1041
vi	Hepp, Z, Dodick DW, Varon SF, et al. Adherence to oral migraine-preventive medications among patients with chronic migraine. Cephalalgia 2015;35(6):477-88.

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